SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Emergent Capital, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

29102N303

(CUSIP Number)

Merrill B. Stone, Esq.

Kelley Drye & Warren LLP

101 Park Avenue

New York, NY 10178

(212) 808-7800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 28, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29102N303	13D	Page 2 of 17 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) PJC Investments, LLC 26-3632473
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 27,875,000*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 27,875,000*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,875,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%
14.	TYPE OF REPORTING PERSON CO

* Includes 13,575,000 shares issuable upon the exercise of warrants, of which (i) 8,750,000 are currently exercisable and (ii) 4,825,000 become exercisable in connection with the conversion into shares of Common Stock of the Issuer's outstanding unsecured convertible notes (the "Convertible Notes") on a 1 for 1 basis or, earlier upon the earliest date on which (x) at least 50% of the aggregate principal amount of the Convertible Notes are converted into shares of Common Stock or (y) all of the Convertible Notes are no longer outstanding.

CUSIP No. 29102N303	13D	Page 3 of 17 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Patrick J. Curry
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 27,875,000*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 27,875,000*
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,875,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%
14.	TYPE OF REPORTING PERSON IN

* Includes 13,575,000 shares issuable upon the exercise of warrants, of which (i) 8,750,000 are currently exercisable and (ii) 4,825,000 become exercisable in connection with the conversion into shares of Common Stock of the Issuer's outstanding unsecured convertible notes (the "Convertible Notes") on a 1 for 1 basis or, earlier upon the earliest date on which (x) at least 50% of the aggregate principal amount of the Convertible Notes are converted into shares of Common Stock or (y) all of the Convertible Notes are no longer outstanding.

CUSIP No. 29102N303	13D	Page 4 of 17 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) InvestCo 1, LLC 82-2077136
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,700,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,700,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,700,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 29102N303	13D	Page 5 of 17 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Steven L. Key
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,700,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,700,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,700,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 29102N303	13D	Page 6 of 17 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JSARCo, LLC 82-2156945
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,895,038*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,895,038*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,895,038*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON CO

* Includes 13,575,000 shares issuable upon the exercise of warrants, of which (i) 8,750,000 are currently exercisable and (ii) 4,825,000 become exercisable in connection with the conversion into shares of Common Stock of the Issuer's outstanding unsecured convertible notes (the "Convertible Notes") on a 1 for 1 basis or, earlier upon the earliest date on which (x) at least 50% of the aggregate principal amount of the Convertible Notes are converted into shares of Common Stock or (y) all of the Convertible Notes are no longer outstanding.

CUSIP No. 29102N303	13D	Page 7 of 17 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TopCo 1, LLC 82-2183671
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 20,895,038*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 20,895,038*
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,895,038*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON CO

* Includes 13,575,000 shares issuable upon the exercise of warrants, of which (i) 8,750,000 are currently exercisable and (ii) 4,825,000 become exercisable in connection with the conversion into shares of Common Stock of the Issuer's outstanding unsecured convertible notes (the "Convertible Notes") on a 1 for 1 basis or, earlier upon the earliest date on which (x) at least 50% of the aggregate principal amount of the Convertible Notes are converted into shares of Common Stock or (y) all of the Convertible Notes are no longer outstanding.

CUSIP No. 29102N303	13D	Page 8 of 17 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Joseph E. Sarachek
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 20,895,038*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 20,895,038*
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,895,038*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON IN

* Includes 13,575,000 shares issuable upon the exercise of warrants, of which (i) 8,750,000 are currently exercisable and (ii) 4,825,000 become exercisable in connection with the conversion into shares of Common Stock of the Issuer's outstanding unsecured convertible notes (the "Convertible Notes") on a 1 for 1 basis or, earlier upon the earliest date on which (x) at least 50% of the aggregate principal amount of the Convertible Notes are converted into shares of Common Stock or (y) all of the Convertible Notes are no longer outstanding.

CUSIP No. 29102N303	13D	Page 9 of 17 Pages

Item 1.	Security and Issuer

(a)  This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of Emergent Capital, Inc., a Florida corporation (the “Issuer”).

(b)  The principal executive offices of the Issuer are located at 5355 Town Center Road, Suite 701, Boca Raton, Florida 33486.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a) The persons and entities filing this Schedule 13D are PJC Investments, LLC (“PJC”), Patrick J. Curry (“Curry”), InvestCo 1, LLC (“InvestCo”), Steven L. Key (“Key”), JSARCo, LLC (“JSARCo”), TopCo 1, LLC (“TopCo”) and Joseph E. Sarachek (“Sarachek”) (collectively, the “Reporting Persons”).  Curry and Sarachek are directors of the Issuer.

(b) The address of the principal place of business for PJC, InvestCo, Curry and Key is 204 Woodhew Drive, Waco, TX 76712. The address of the principal place of business for JSARCo, TopCo and Sarachek is c/o Kelley Drye & Warren LLP, 101 Park Avenue, New York, NY 10178.

(c) The principal business of each of the Reporting Persons is the investment business.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Each of Curry, Key and Sarachek is a United States citizen.  PJC is organized in Texas. Each of InvestCo, JSARCo and TopCo is organized in Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 28, 2017, the Reporting Persons acquired shares of Common Stock and warrants to purchase Common Stock as reported in this Schedule 13D as follows: PJC acquired 14,300,000 shares of Common Stock and warrants to purchase 13,575,000 shares of Common Stock; Curry, who is the principal and manager of PJC, acquired beneficial ownership of PJC’s securities; InvestCo acquired 17,700,000 shares of Common Stock; Key, who is the manager of InvestCo, acquired beneficial ownership of InvestCo’s securities; JSARCo acquired 7,320,038 shares of Common Stock and warrants to purchase 13,575,000 shares of Common Stock; TopCo, the managing member of JSARCo and Sarachek, the managing member of TopCo, each acquired beneficial ownership of JSARCo’s securities. PJC paid an aggregate of $2,860,000, InvestCo paid an aggregate of $3,540,000, and JSARCo paid an aggregate of $1,464,400.60, all of which funds were paid from working capital. As a result, the Reporting Persons beneficially own an aggregate of 39,320,038 shares of Common Stock which, together with the Reporting Persons’ warrants to purchase 27,150,000 shares of Common Stock, equals approximately 38.9% of the outstanding shares of Common Stock.

CUSIP No. 29102N303	13D	Page 10 of 17 Pages

Item 4.	Purpose of Transaction.

The shares of Common Stock and warrants to purchase Common Stock acquired by the Reporting Persons (the “Securities”) were acquired as part of a series of integrated transactions to effect a recapitalization of the Issuer (the “Transactions”) pursuant to certain separate Master Transaction Agreements (together, the “Master Transaction Agreements”) dated March 15, 2017 or May 12, 2017, as amended, by and among the Issuer, PJC and each Consenting Convertible Note Holder that was a party to each such Master Transaction Agreement. In connection with the Transactions, (i) the Issuer issued and sold shares of Common Stock and warrants to purchase Common Stock to the Reporting Persons and other investors that resulted a majority of the outstanding Common Stock being beneficially owned by such persons, (ii) the Issuer effected an exchange offer pursuant to which approximately 98% of its existing 8.50% Senior Unsecured Convertible Notes due 2019 were exchanged for new 5.00% Senior Unsecured Convertible Notes due 2023 (the “New Convertible Notes”) and holders of such existing notes that tendered such notes received a right to purchase Common Stock in a rights offering, (iii) holders of the Issuer’s existing 15.0% Senior Secured Notes due 2018 sold their notes to investors who, after such the indenture relating to such notes was amended and restated, received new 8.5% Senior Secured Notes due 2021 (the “New Senior Notes”). PJC entered into a Rights Purchase Agreement with an investor dated as of July 6, 2017 (the “Rights Purchase Agreement”) and four separate Securities Acquisition Agreements (the “Securities Acquisition Agreements”) with certain unrelated investors, dated July 26, 2017 and July 28, 2017, pursuant to which, in accordance with rights under the Master Transaction Agreements, PJC and Triax Capital Advisors, LLC, an entity of which Sarachek is the principal and manager, designated investors to purchase shares of Common Stock, acquire warrants, purchase New Senior Notes and enter into board rights agreements with the Issuer.

The shares of Common Stock acquired by the Reporting Persons were issued and sold pursuant to a Common Stock Purchase Agreement dated as of July 28, 2017 by and among the Issuer, PJC, certain other investors, and certain holders of the Issuer’s existing convertible notes (the “Common Stock Purchase Agreement”). The warrants acquired by the Reporting Persons were issued pursuant to a form of warrant (the “Warrant”). In connection with the Transactions, the Issuer agreed to register the resale of the shares of Common Stock issued and sold pursuant to the Common Stock Purchase Agreement, the shares issuable upon exercise of the Warrants, the New Convertible Notes and the shares of Common Stock issuable upon conversion of the New Convertible Notes, pursuant to a Registration Rights Agreement dated as of July 28, 2017 among the Issuer, PJC, InvestCo, JSARCo, and other holders of registrable securities (the “Registration Rights Agreement”).

CUSIP No. 29102N303	13D	Page 11 of 17 Pages

In connection with the Reporting Persons’ acquisition of the Securities and pursuant to a Board Rights Agreement among the Issuer, PJC and JSARCo dated as of July 28, 2017 (the “Board Rights Agreement”), PJC and JSARCo have the right to designate three members of the Issuer’s board of directors, of which one such designee is to be made by another investor for so long as such investor owns a minimum amount of new senior notes acquired in the Transactions, for appointment at closing and for nomination in connection with each meeting of the Company’s shareholders at which the election of directors is to be considered, subject to reduction as follows: so long as the Reporting Persons hold (x) at least 20% but less than 30% of the issued and outstanding shares of common stock of Emergent (the “Common Stock”), the Investor shall have the right to two (2) designees and (y) at least 10% but less than 20% of the issued and outstanding shares of Common Stock, the Investor shall have the right to one (1) designee. Accordingly, Curry and Sarachek were so designated and were appointed as members of the Issuer’s Board of Directors.

Other than as described in this Schedule 13D, the Reporting Persons do not at the present time have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except the acquisition of Common Stock that may be acquired by, directly or upon the exercise of stock options granted to, an affiliate of the Reporting Persons as compensation for service as a member of the Issuer’s board of directors;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) As of the date hereof and as more fully described in Item 3 above, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 66,470,038 shares of Common Stock (including shares subject to the warrants) with sole or shared power to vote or to direct the vote, and to dispose or to direct the disposition, of such Securities as follows:

CUSIP No. 29102N303	13D	Page 12 of 17 Pages

PJC has shared power with Curry.

Curry has sole power over Securities beneficially owned by PJC.

InvestCo has shared power with Key.

Key has sole power over Securities beneficially owned by InvestCo.

JSARCo has shared power with Sarachek.

TopCo has shared power with Sarachek.

Sarachek has sole power over Securities beneficially owned by JSARCo and TopCo.

The 66,470,038 shares of Common Stock beneficially owned by the Reporting Persons, as more fully described in Item 3 above, represent 38.9% of the issued and outstanding shares of Common Stock based on 143,913,844 shares of Common Stock outstanding as of July 28, 2017 as provided by the Issuer.

(c) Except as described in Item 4 above, there have been no transactions in the securities of the Issuer by any of the Reporting Persons during the past sixty days.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

See Exhibit Index.

CUSIP No. 29102N303	13D	Page 13 of 17 Pages

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2017			PJC Investments, LLC

JSARCo, LLC			By:	/s/ Patrick J. Curry
				Name:	Patrick J. Curry
By:	TopCo 1, LLC, its Managing Member			Title:	Manager

By:	/s/ Joseph E. Sarachek		Patrick J. Curry
	Name:	Joseph Sarachek
	Title:	Manager	/s/ Patrick J. Curry

TopCo 1, LLC			InvestCo 1, LLC

By:	/s/ Joseph E. Sarachek		By:	/s/ Steven Key
	Name:	Joseph Sarachek		Name:	Steven Key
	Title:	Manager		Title:	Manager

Joseph E. Sarachek			Steven L. Key

/s/ Joseph E. Sarachek			/s/ Steven Key

CUSIP No. 29102N303	13D	Page 14 of 17 Pages

Exhibit Index

Exhibit No.	Description

4.1	Form of Common Stock Purchase Warrant, dated as of July 28, 2017 (incorporated by reference to Emergent Capital, Inc.’s Current Report on Form 8-K filed with the Commission on July 31, 2017 (File No. 001-35064)).

10.1	Master Transaction Agreement, dated as of March 15, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and Bulldog Investors LLC (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 3 filed with the Commission on June 7, 2017 (File No. 005-86093)).

10.2	Amendment to Master Transaction Agreement, dated as of April 7, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and Bulldog Investors LLC (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 3 filed with the Commission on June 7, 2017 (File No. 005-86093)).

10.3	Amendment No. 2 to Master Transaction Agreement, dated as of June 19, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and Bulldog Investors LLC (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 5 filed with the Commission on June 21, 2017 (File No. 005-86093)).

10.4	Master Transaction Agreement, dated as of March 15, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and Rangeley Capital, LLC (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 3 filed with the Commission on June 7, 2017 (File No. 005-86093)).

10.5	Amendment to Master Transaction Agreement, dated as of April 7, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and Rangeley Capital, LLC (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 3 filed with the Commission on June 7, 2017 (File No. 005-86093)).

10.6	Amendment No. 2 to Master Transaction Agreement, dated as of June 19, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and Rangeley Capital, LLC (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 5 filed with the Commission on June 21, 2017 (File No. 005-86093)).

10.7	Master Transaction Agreement, dated as of March 15, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and NS Advisors, LLC (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 3 filed with the Commission on June 7, 2017 (File No. 005-86093)).

CUSIP No. 29102N303	13D	Page 15 of 17 Pages

10.8	Amendment to Master Transaction Agreement, dated as of April 7, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and NS Advisors, LLC (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 3 filed with the Commission on June 7, 2017 (File No. 005-86093)).

10.9	Amendment No. 2 to Master Transaction Agreement, dated as of June 19, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and NS Advisors, LLC (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 5 filed with the Commission on June 21, 2017 (File No. 005-86093)).

10.10	Master Transaction Agreement, dated as of March 15, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and Joel Lusman (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 3 filed with the Commission on June 7, 2017 (File No. 005-86093)).

10.11	Amendment to Master Transaction Agreement, dated as of April 7, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and Joel Lusman (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 3 filed with the Commission on June 7, 2017 (File No. 005-86093)).

10.12	Amendment No. 2 to Master Transaction Agreement, dated as of June 19, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and Joel Lusman (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 5 filed with the Commission on June 21, 2017 (File No. 005-86093)).

10.13	Master Transaction Agreement, dated as of March 15, 2017, by and among Emergent Capital, Inc., PJC Investments, LLC, and each of Ironsides P Fund L.P., and Ironsides Partners Special Situations Master Fund II L.P. (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 3 filed with the Commission on June 7, 2017 (File No. 005-86093)).

10.14	Amendment to Master Transaction Agreement, dated as of April 7, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and each of Ironsides P Fund L.P. and Ironsides Partners Special Situations Master Fund II L.P. (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 3 filed with the Commission on June 7, 2017 (File No. 005-86093)).

10.15	Amendment No. 2 to Master Transaction Agreement, dated as of June 19, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and each of Ironsides P Fund L.P. and Ironsides Partners Special Situations Master Fund II L.P. (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 5 filed with the Commission on June 21, 2017 (File No. 005-86093)).

10.16	Master Transaction Agreement, dated as of March 15, 2017, by and among Emergent Capital, Inc., PJC Investments, LLC, and each of Nantahala Capital Partners Limited Partnership, Nantahala Capital Partners II Limited Partnership, Nantahala Capital Partners SI, LP, Blackwell Partners LLC — Series A, Silver Creek CS SAV, L.L.C. and Fort George Investments, LLC (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 3 filed with the Commission on June 7, 2017 (File No. 005-86093)).

CUSIP No. 29102N303	13D	Page 16 of 17 Pages

10.17	Amendment to Master Transaction Agreement, dated as of April 7, 2017, by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and each of Nantahala Capital Partners Limited Partnership, Nantahala Capital Partners II Limited Partnership, Nantahala Capital Partners SI, LP, Blackwell Partners LLC — Series A, Silver Creek CS SAV, L.L.C. and Fort George Investments, LLC (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 3 filed with the Commission on June 7, 2017 (File No. 005-86093)).

10.18	Amendment No. 2 to Master Transaction Agreement, dated as of June 19, 2017, by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and each of Nantahala Capital Partners Limited Partnership, Nantahala Capital Partners II Limited Partnership, Nantahala Capital Partners SI, LP, Blackwell Partners LLC — Series A, Silver Creek CS SAV, L.L.C. and Fort George Investments, LLC (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 5 filed with the Commission on June 21, 2017 (File No. 005-86093)).

10.19	Master Transaction Agreement, dated as of May 12, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and Integrated Core Strategies (US) LLC (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 3 filed with the Commission on June 7, 2017 (File No. 005-86093)).

10.20	Amendment No. 1 to Master Transaction Agreement, dated as of June 19, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and Integrated Core Strategies (US) LLC (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 5 filed with the Commission on June 21, 2017 (File No. 005-86093)).

10.21	Securities Acquisition Agreement, dated as of July 26, 2017, by and between Evermore Global Advisors, LLC and PJC Investments, LLC. *

10.22	Securities Acquisition Agreement, dated as of July 28, 2017, by and among Bulldog Investors, LLC, PJC Investments, LLC, and Triax Capital Advisors LLC. *

10.23	Securities Acquisition Agreement, dated as of July 28, 2017, by and between Opal Sheppard Opportunities Fund I LP and PJC Investments, LLC. *

10.24	Securities Acquisition Agreement, dated as of July 28, 2017, by and among Mimesis Capital Partners LLC, PJC Investments, LLC, and Triax Capital Advisors LLC. *

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10.25	Rights Purchase Agreement, dated as of July 6, 2017, by and among Ironsides P Fund L.P., Ironsides Special Situations Master Fund II L.P. and PJC Investments, LLC.*

10.26	Common Stock Purchase Agreement, dated as of July 28, 2017, by and among Emergent Capital, Inc., PJC Investments, LLC and the purchasers party thereto (incorporated by reference to Emergent Capital, Inc.’s Current Report on Form 8-K filed with the Commission on July 31, 2017 (File No. 001-35064)).

10.27	Board Designation Agreement, dated as of July 28, 2017, by and among Emergent Capital, Inc., PJC Investments, LLC and JSARCo, LLC (incorporated by reference to Emergent Capital, Inc.’s Current Report on Form 8-K filed with the Commission on July 31, 2017 (File No. 001-35064)).

10.28	Registration Rights Agreement, dated as of July 28, 2017, by and among Emergent Capital, Inc. and the holders party thereto. (incorporated by reference to Emergent Capital, Inc.’s Current Report on Form 8-K filed with the Commission on July 31, 2017 (File No. 001-35064)).

99.1	Joint Filing Agreement dated as of August 4, 2017 by and among PJC Investments, LLC, InvestCo 1, LLC, Patrick J. Curry, JSARCo, LLC, TopCo 1, LLC and Joseph E. Sarachek.*

 *Filed herewith.